Exhibit 99.1

News

Contact:
Gilad Yehudai
CFO
(972) 77-774-5060
RADCOM Ltd.
gilady@radcom.com

FOR IMMEDIATE RELEASE

RADCOM PROVIDES NOTICE OF ENTERING INTO A RELATED PARTY TRANSACTION

TEL AVIV, Israel – November 27th, 2012 − Radcom Ltd. (“RADCOM” or the “Company”) announced today that the Audit Committee and Board of Directors of the Company unanimously approved the entering into a loan agreement between the Company and Mr. Zohar Zisapel (and/or a company controlled by him), the Company's Chairman and its largest shareholder with holdings of approximately 34% of the Company's voting power.

The key terms of the loan agreement are as follows:

1.	Mr. Zisapel will extend a loan of up to 3,000,000 New Israeli Shekels to the Company;

2.	The loan will be interest-free and will only be linked to the Israeli Consumer Price Index; and

3.	The Company is obligated to repay the loan by March 31, 2013, unless otherwise agreed upon by Mr. Zisapel and the Company.

The Audit Committee and the Board of Directors of the Company have unanimously resolved that the entry by the Company into the loan agreement substantially upon the terms described above is solely for the benefit of the Company.

As required by the Israeli Companies Law, the abovementioned transaction was approved by the Audit Committee and the Board of Directors of the Company.  In accordance with regulations promulgated under the Israeli Companies Law, holders of 1% or more of the outstanding Ordinary Shares of the Company may demand that the Company convene a general meeting of shareholders to approve the abovementioned loan agreement, by sending a written request to the Company’s principal offices (Radcom Ltd., 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, Attn.: Chief Financial Officer) no later than December 11, 2012.  If no request is received by such date, the abovementioned transaction will not require the approval of the Company’s shareholders.

###

About RADCOM

RADCOM provides innovative service assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM's comprehensive, carrier strength solutions are used to prevent service provider revenue leakage and enable management of customer care. RADCOM's products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.